Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

April 12, 2021

By Electronic Mail
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 12, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Big Sky Growth Partners, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock and one- fourth of one warrant to acquire one share of Class A common stock

Class A common stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

The Nasdaq Stock Market LLC, 805 King Farm Blvd., Rockville, MD 20850